Filed by Flextronics International Ltd. pursuant to Rule 425
Under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Solectron Corp.
Commission File No. of Subject Company: 001-11098
The following represents the transcript of Flextronics’s First Quarter Earnings Conference Call held on July 26, 2007 and select portions of the accompanying slide presentation.
Safe Harbor Statement
This communication contains forward-looking statements within the meaning of federal securities laws relating to both Flextronics and Solectron, including statements related to revenue and earnings growth, and expectations as to the closing of the acquisition of Solectron by Flextronics. These forward-looking statements involve risks and uncertainties that could cause the actual results to differ materially from those anticipated by these forward-looking statements. These risks include that revenue and earnings growth may not occur as expected or at all; Flextronics's dependence on industries that continually produce technologically advanced products with short life cycles; Flextronics's ability to respond to changes in economic trends, to fluctuations in demand for Flextronics's customers' products and to the short-term nature of its customers' commitments; competition in Flextronics's industry, particularly from ODM suppliers in Asia; Flextronics's dependence on a small number of customers for the majority of its sales; the challenges of effectively managing Flextronics's operations; the challenges of integrating acquired companies or assets; Flextronics's reliance on strategic relationships with major customers; the impact on Flextronics's margins and profitability resulting from substantial investments and start-up and integration costs in Flextronics's components, design and ODM capabilities; that Flextronics may not be able to obtain new customer programs, or that if Flextronics does obtain them, that they may not contribute to Flextronics's revenue or profitability as expected or at all; Flextronics's ability to design and quickly introduce world-class components products that offer significant price and/or performance advantages over competitive products; production difficulties, especially with new products; Flextronics's ability to utilize available and recently expanded manufacturing capacity; the risk of future restructuring charges that could be material to Flextronics's financial condition and results of operations; not realizing expected returns from Flextronics's retained interests in divested businesses; changes in government regulations and tax laws; Flextronics's exposure to potential litigation relating to intellectual property rights, product warranty and product liability; potential impairment of Flextronics's intangible assets; Flextronics's dependence on the continued trend of outsourcing by OEMs, and the effects of customer bankruptcies. Other risks relate to Flextronics's pending acquisition of Solectron, including the ability of Flextronics and Solectron to satisfy the conditions to closing (including obtaining required regulatory approvals, Solectron stockholder approval and Flextronics shareholder approval); if and when the acquisition occurs, the revenues, cost savings, growth prospects and any other synergies expected from the acquisition may not be fully realized due to difficulties integrating the businesses, operations and product lines of Flextronics and Solectron or may take longer to realize than expected; any delay in completing the acquisition (including any delay in obtaining the required clearances and approvals or resulting from any litigation or similar proceedings) may significantly reduce the benefits expected to be obtained from the acquisition; a failure to complete the acquisition could materially and adversely affect Flextronics’s results of operations and stock price; and Flextronics may incur significant costs associated with the acquisition, including charges to operations to reflect costs associated with integrating the businesses and operations of Flextronics and Solectron. Additional information concerning these and other risks is described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Flextronics’s reports on Form 10-K, 10-Q and 8-K that Flextronics has filed with the U.S. Securities and Exchange Commission (“SEC”) and under “Cautionary Statement Regarding Forward Looking Information,” “Risk Factors” and “The Merger” included in the joint proxy statement/prospectus which forms a part of Flextronics’s registration statement on Form S-4, filed by Flextronics with the SEC on July 11, 2007. The forward-looking statements in this press release are based on current expectations and Flextronics assumes no obligation to update these forward-looking statements.
Additional Information and Where to Find it:
In connection with the merger with Solectron, Flextronics has filed a Registration Statement on Form S-4 (SEC File No. 333-14486) with the SEC that contains a preliminary Joint Proxy Statement/Prospectus. Before making any voting or investment decision with respect to the proposed merger, investors and security holders are urged to read carefully the Registration Statement, the preliminary Joint Proxy Statement/Prospectus, the definitive Joint Proxy Statement/Prospectus, when it is made available, and related materials, because they contain important information about Flextronics, Solectron and the proposed merger. Documents filed with the SEC, including the preliminary Joint Proxy Statement/Prospectus, the definitive Joint Proxy Statement/Prospectus, when it is made available, and other relevant materials, may be obtained free of charge at the SEC’s web site www.sec.gov. In addition, investors and security holders may obtain a free copy of any documents that Flextronics and Solectron have filed with the SEC by directing a written request to:

For information relating to Flextronics:	For information relating to Solectron:

Flextronics International Ltd. 2090 Fortune Drive San Jose, CA 95131 Attention: Investor Relations	Solectron Corporation 847 Gibraltar Drive Milpitas, CA 95035 Attention: Investor Relations

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
Flextronics, Solectron and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the preliminary Joint Proxy Statement/Prospectus referred to above. This document is available free of charge at the SEC’s website (www.sec.gov) or by contacting Flextronics and Solectron at their respective addresses listed above.

Conference Call Transcript
FLEX — Q1 2008 Flextronics Earnings Conference Call
Event Date/Time: Jul. 26. 2007 / 2:00PM PT

CORPORATE PARTICIPANTS
Mike McNamara
Flextronics — CEO
Tom Smach
Flextronics — CFO
CONFERENCE CALL PARTICIPANTS
Lou Miscioscia
Cowen — Analyst
Jim Suva
Citigroup — Analyst
Kevin Kessel
Bear Stearns — Analyst
Steven Fox
Merrill Lynch — Analyst
Tom Dinges
JPMorgan — Analyst
Jeff Walkenhorst
Banc of america Securities — Analyst
Brian White
Jefferies and Company — Analyst
Bernie Mahon
Morgan Stanley — Analyst
Alex Blanton
Ingalls & Snyder — Analyst
Long Jiang
UBS — Analyst
Yuri Krapivin
Lehman Brothers — Analyst
PRESENTATION
Operator
Good afternoon and welcome to the Flextronics first quarter results conference call. All lines will be on listen-only until the question-and-answer session of today’s conference. (OPERATOR INSTRUCTIONS) . Today’s call is being recorded. If you have any objections, please disconnect at this time. I would now like to turn the call over to Mr. Mike McNamara, Chief Executive Officer. Thank you, sir. You may
Mike McNamara — Flextronics — CEO
Ladies and gentlemen, thank you for joining the conference call to discuss the results of Flextronic’s first quarter ended June 29, 2007.. To help communicate the data in this call, you can also view our presentation on the internet. Go to the Investor section of our Web site and select calls and presentations. You will need to click through the slides, so we will give you the slide number we are referring to. On the call with me today is our Chief Financial Officer, Tom Smach. I will turn the first part of the call over to Tom to go through the financial section of our prepared remarks. . I will then provide commentary along with the guidance and open it up to questions. Go ahead,

Tom Smach — Flextronics — CFO
Thanks, Mike. And good afternoon, ladies and gentlemen. Please note that this conference call contains forward-looking statements within the meaning of the U.S. Securities Laws, including statements related to revenue and earnings growth, the success of our vertical integration strategy, our ability to add capacity, new customer programs, expected improvements in our SG&A levels, inventory management, operating margin, future cash flow, and ROIC. The success of our long-term initiatives and related investments and to expectations of the closing of the acquisition of Solectron by Flextronics. These forward-looking statements involve risks and uncertainties that could cause the actual results to differ materially from those anticipated by these statements. Information about these risks is noted in the earnings press release on Slide 16 of this presentation and in the risk factors and in D&A sections of our latest annual report filed with the SEC, as well as in our other SEC filings. These forward-looking statements are based on our current expectations and we assume no obligation to update these forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements.
In addition, throughout this conference call, we will use non-GAAP financial measures. Please refer to the schedules to the earnings press release, Slide 7 of the slide presentation, and the GAAP versus non-GAAP reconciliation in the investor section of our Web site, which contain the reconciliation to the most directly comparable GAAP measures. Slide 3. Quarterly revenue increased $1.1 billion or 27% from the year-ago quarter to a first quarter record high $5.2 billion. While quarterly adjusted operating profit increased 23% from the year-ago quarter to a first quarter record high $153 million. Slide 4. Revenue from the computing segment comprised 10% of total June quarter revenue and decreased 11% from the year-ago quarter. Products included in this category include desktops, notebooks, servers, and electronic gaming consoles. Revenue from the consumer digital segment comprised 20% of revenue and increased 21% over the year-ago quarter. Products included in this category include cameras, copier, printer, and other consumer electronic devices. Revenue from the infrastructure segment comprised 29% of total revenue and increased 42% over the year-ago quarter. Products included in this category include Enterprise, Networking, Telecommunication infrastructure for wireline, wireless, and optical equipment, as well as set-top boxes. Revenue from the mobile segment comprised 30% of revenue and increased 33% over the year-ago quarter. Products included in this category include cell phones and other handheld devices.
Lastly, revenue from the industrial, automotive, medical, and other segments comprised 11% of revenue and increased 39% over the year-ago quarter. Products included in this category include appliances, capital equipment, controls, meters, kiosks, car [infiltainment], navigation, marine equipment, and blood glucose monitors. Our top them customers accounted for approximately 62% of total revenue in the June quarter and Sony Ericsson is the only customer that exceeded 10% of the June quarter revenue. Slide 5. Adjusted gross and operating profit increased 23% from the year-ago quarter. Gross margin declined 10 basis points from the year-ago quarter, which was offset by a 10 basis point improvement in SG&A as a percentage of sales, which was 2.7% in the June quarter. As a result, operating margin was 3.0% in the June 2007 quarter.
Slide 6. Adjusted net income amounted to a first quarter record high $134 million, which is a 29% increase over the year-ago quarter. This resulted in a first quarter record high adjusted earnings per share of $0.22, which is a 22% increase over the year-ago quarter. Slide 7. After-tax amortization and stock-based compensation amounted to $17 million and $9 million, respectively, in the June 2007 quarter compared to $12 million and $7 million, respectively, in the year-ago quarter. After reflecting these items, GAAP net income increased 26% to $107 million compared to $85 million in the year-ago quarter. This resulted in GAAP earnings per diluted share of $0.17, which is a 21% increase over the year-ago quarter. Slide 8. Return on invested capital improved 40 basis points to 10.4% in the June 2007 quarter from 10.0% in the year-ago quarter. Slide 9. We ended the quarter with $770 million in cash, which is a sequential increase of $55 million from last quarter. Total debt was reduced by — excuse me. Total debt was reduced to $1.49 billion at quarter end, which is the lowest level in almost four years. Net debt, which is total debt less total cash was reduced by $68 million to $719 million at quarter end. Including the revolver, total liquidity was in excess of $2.7 billion and the debt-to-total capital ratio was 19%, which is a record low.
Slide 10. Cash conversion cycle was reduced 2 days, sequentially to 13 days, which continues to be industry leading. Inventory decreased $47 million sequentially, even though sales increased by more than 10% sequentially. Inventory turns increased to 7.7 times in the June quarter from 6.9 times in the March quarter. Receivables increased $182 million sequentially. Day sales outstanding improved 3 days sequentially to 33 days, while accounts payable increased $243 million sequentially and days payable outstanding decreased 7 days sequentially to 67 days. Slide 11. Cash flow from operations generated $145 million during the quarter and CapEx amounted to $72 million. As a result, free cash flow amounted to $73 million in the quarter. Depreciation and amortization amounted to $88 million in the quarter. Total cash increased by $55 million during the quarter to $770 million at quarter end. I’d like to thank you very much, ladies and gentlemen. As you turn to slide 12, I will now turn the call over to Mike McNamara.

Mike McNamara — Flextronics — CEO
Thanks, Tom. Before discussing guidance, I would like to provide some comments on our June quarter performance. I’m very proud of the dedication and hard work of our employees and management across the globe in making this a very successful quarter for Flextronics. I remain confident that our organization will continue to execute on a normal day-to-day operations and customer service requirements as we work through the integration planning associated with our previously-announced acquisition of Solectron. The overall demand environment in the June quarter was very stable, which I would characterize as improvement from the March quarter. June quarter revenues of $5.2 billion significantly exceeded our revenue guidance of 4.8 to $5.0 billion, while adjusted EPS of $0.22 was at the high end of our range.
All in all, we’re extremely happy with the operating results in the quarter. Quarterly revenue increased $1.1 billion or 27% from the year-ago quarter while quarterly adjusted net income increased 29% over the same time frame. We continue to maintain a strong financial position, with $770 million in cash, no short-term debt maturities, and a record low debt-to-capital leverage ratio of 19%. We decreased our inventory balance by $47 million, sequentially and and increased our inventory turns from 6.9 to 7.7. Our fixed asset throughput remained below 10% of sales. We remain intensely focused on generating high return on capital while growing our business, as evidence by our 40-basis point increase and return on invested capital from the year-ago quarter. We continue to lead the industry with a cash conversion cycle of 13 days, which resulted in our operations generating positive cash flow of $145 million for the quarter. Even though revenues grew 27%, we still generated $73 million of free cash flow. Excluding the impacts from the Solectron acquisition, we continue to expect positive free cash flow in the range of 3 to $400 million in fiscal ‘08, which is after estimated CapEx of approximately $350 million.
Slide 13. On June 4, we announced that we entered into a definitive agreement to purchase Solectron. We do not plan on providing any financial guidance until the transaction closes, but I will provide an update on a few things. While we have received U.S. antitrust clearance, we have not yet received all outstanding regulatory approval. Assuming no complications in the remaining approvals required, we now feel as though we can close the transaction in October. My first plan I visited almost every one of Solectron’s factories around the world. Overall, I am pleased to say that their factories and capabilities exceeded our original expectations. I was extremely impressed with the operations and the people and look forward to working with them as we reshape our industry.
Our integration planning has been further developed since the announcement and we feel as though it should not take us 18 to 24 months to achieve our targeted $200 million of annualized after-tax savings. We are comfortable reducing this estimated time frame to 12 to 18 months. Lastly and perhaps more importantly, the customer feedback has been positive and even better than anticipated. We are very excited about this acquisition and our confidence level about our ability to successfully integrate it into Flextronics is extremely high and it continues to increase as we dive into the details and further develop our integration plan.
Slide 14. With the fiscal year ending March 31, 2008, we continue to expect revenue to increase 10 to 15% and adjusted EPS to increase approximately 15 to 20%. Fiscal 2008 guidance excludes any impact from the Solectron acquisition.
Slide 15. We expect September quarter revenue to be approximately 5.3 to $5.6 billion and adjusted EPS to be in the range of $0.22 to $0.24. We would like to reiterate that our September quarter visibility is always limited as the quarter is traditionally back end loaded due to summer holidays in July and August. Visibility historically doesn’t improve until the month of September and we don’t expect anything different this summer. However, there is nothing specifically that we are currently aware of that gives us any cause for concern, but being cautious over the summer months is always a prudent thing to do. Quarterly GAAP earnings per diluted share are expected to be lower than the guidance provided herein by approximately $0.04 per quarter for intangible amortization expense and stock-based compensation expense.
Before we move into the Q&A segment of our call, I want to set forth our communications plan for next quarter. Assuming the Solectron acquisition closes in October, we would issue a press release with no conference call on the day it closes. We are planning on releasing our September quarter results on October 23. We are currently non-planning on issuing guidance for the combined company at that time. Rather, we would wait until our analysts and investor meeting on November 6, in New York City, where we will have our senior management team present or strategy and vision, including the combined company’s financial estimates for the remainder of fiscal 2008, along with longer-term financial targets. All of the details of the acquisition will be provided during this meeting. Please mark your calendars and save the date for this extremely important meeting, which is again scheduled for November 6 in New York City.
Slide 16. There are real risk factors in operating in this business, which includes a macro economic or technology slowdown, among other things. Please pay particular attention to this slide in light of the current market conditions. I will now turn the conference call over to the operator for questions. Please limit yourself to one question and one follow-up call.

QUESTION AND ANSWER
Operator
Thank you. (OPERATOR INSTRUCTIONS) Our first question comes from Lou Miscioscia with Cowen. Your line is open, sir.
Lou Miscioscia — Cowen — Analyst
Thank you. Obviously looking forward to that November 6 date. As we start to have our model, though, for ‘09, should we think that Solectron and the merger we’re in is going to be the main task that you guys are going to be focusing on, or do you also think that you’re going to continue your 10 to 50% desire for topline growth?
Mike McNamara — Flextronics — CEO
Well, I think by the time we get into FY09, we could potentially have six months behind us in terms of doing the integration and the acquisition of Solectron, so I think we’ll already have a pretty good head start on those activities. I would like to see FY09 as being kind of beginning to tail down some of the integration activities with — so I would actually hope that we’re pretty focused on growth at that time. One of the things I might focus everybody on, as relates to our business, there are a lot of — as we built this company, we built it for scale and we built seven different market segments and we have three or four different business units. Not all of those segments and units are really affected by this acquisition.
A good example is our mobile phone division where we have close to $6 billion in business. Solectron doesn’t have mobile, sot these guys are running their business, they’re aggressively going after new business, they are not defocused, they are not involved in the acquisition, don’t participate in it. The same is true for much of the consumer business, which is a big segment for us. It’s well over $4 billion. There are a lot of segments that are really not even impacted by this. So I like to think — and we have built our company this way we have for a reason, and that is to provide this scalability and to be able to do this kind of integrations without missing a beat. So I would expect to us carry along, running our business as required. I do not expect that much of a slowdown and there is at least — I would say at least, probably close to two-thirds of our business, which is monaural impacted by the activities with Solectron. I should think we’ll just carry right on. It will be our expectation to continue the growth rate.
Lou Miscioscia — Cowen — Analyst
Okay, great. A quick follow-up for Tom. Good job of getting the inventory going in the right direction. Last quarter, you didn’t really want to give us a comment, but now since it seems like it’s going in the right direction, any thoughts for the next quarter or your long-term target for inventory turns?
Tom Smach — Flextronics — CFO
Unfortunately, Lou, I guess I would answer it the same way I did last quarter. We certainly have internal targets that we’re working to improve inventory turns and reduce our overall inventory levels. I just think it’s an awfully difficult thing to manage quarter-in and quarter-out because things can change right at the last quarter. You might expect an inventory pull from a customer that doesn’t happen right at quarter end. Maybe it happens a couple days into the new quarter. So I don’t really want to put forth a quantified estimate other than to tell you for sure we are internally continuing to work toward an improvement in inventory turns and a reduction in inventory levels.
Mike McNamara — Flextronics — CEO
I might add that I think we kind of hit bottom in that March quarter. We did a lot of — we increased our business pretty substantially with some of the infrastructure businesses that we brought on during FY07 and we’ve now absorbed those increases in inventory for those infrastructure businesses and we’re now starting to wheel them off and make some progress. It’s our expectation that we kind of hit bottom last year, or last fiscal year in March, and we’ll continue to recover from that. That’s preselect run, if you will.

Operator
Our next question comes from Jim Suva with Citigroup. Your line is open.
Jim Suva — Citigroup — Analyst
Great. Congratulations, guys. It looks like everything is on track or better than expected. A quick question. When we look at your profitability, how should we look at that going forward. I know you have your EPS goals, but as far as the operating profit line at 3%, I guess some people have already e-mailed me, how come it wasn’t higher or more throughput? Should we continue to expect it to be more of a revenue and dollar flow through profitability as opposed to moving operating margins say from 3% to 3.3%?
Tom Smach — Flextronics — CFO
Well, we’ve been very flat at 3% for many quarters now, as you know, and we kind of view that and set that as a target for ourselves during this growth rate. The growth rate continues very high. Every time the growth rate goes way up like this, we carry start-up costs and new people we have to bring out and that sort of thing. We’re pretty pleased with being able to maintain that. Going forward, we are still committed to increasing our margin rate. We still expect some improvement in margins in the back half of the year, which we’ve communicated previously and I think you will continue to see that leverage up as we earn a little bit better on the SG&A dollars going forward and I think we’re going to get some more traction out of our component businesses. So we’re still positive about in the back half of the year improving margins a little bit, but in the meantime, if we can keep growing, even flat at 3%, if we can keep growing that thing at 20% plus per year, we view that as a good win. But what I can tell you, we’re really, really committed and working hard at being able to drive those margins up at the back half of the year.
Jim Suva — Citigroup — Analyst
Okay, great. A quick follow —
Mike McNamara — Flextronics — CEO
Jim, let me reiterate, as Mike said, we still think we can improve operating margins, but the goal is to grow earnings per share more than 20% a year while increasing our return on invested capital. That’s the goal. That being said, we think given the growth rate we can still improve operating margin in the back half of the year.
Jim Suva — Citigroup — Analyst
Okay, great. A quick follow-up to Tom. Tom, I noticed that there’s a little bit about stock vesting or stock issuance to some people. How should we think about stock comp as a dollar amount for EPS going forward. Because a lot of your peers are now including stock comp in their EPS. What should we bake into for EPS this quarter?
Tom Smach — Flextronics — CFO
As we said in the guidance section, stock compensation and intangible amortization will impact EPS by about $0.04 a quarter. Now, that includes intangible amortization, Jim. So if you can look at those two items together, I would model $0.04 of an impact per quarter.
Jim Suva — Citigroup — Analyst
Okay, great. And congratulations, guys.

Mike McNamara — Flextronics — CEO
Thanks.
Operator
We’ll take our next question comes from Kevin Kessel with Bear Stearns. Your line is open.
Kevin Kessel — Bear Stearns — Analyst
Thanks. My question actually is on the revenue attrition as it relates to the Solectron acquisition, I think you guys initially thought maybe $1.5 billion. Does that still hold true?
Mike McNamara — Flextronics — CEO
Yes. I don’t know — for the record, we don’t think we’re going to lose $1.5. When we looked at the accretion and everything else, we modeled that in because we thought it was very prudent and conservative. Now that we’ve got into the transaction — and we actually wouldn’t have done this deal if we thought it was going to be negative to customers. As we get into the transaction, we have more and more input from customers in terms of their plans. They’ve had opportunities to absorb the impact of the combined company, the benefits it may have and we’re just exceedingly positive that it’s going to be a good thing. We actually can’t see $1.5 billion going out at all. I think that’s — we’re going to beat that number very substantially and — but as you know, it’s really hard to put your finger on it, but we’re very, very confident after being in this now for 10 weeks that we’ll beat that number pretty nicely.
Kevin Kessel — Bear Stearns — Analyst
Mike, so you said you’ve obviously been to all these factories and gone around and seen them all and the capabilities. At this point, is there any sort of a sense for how many factories, ballpark might have to come offline or be consolidated where they might be in close proximity to one another? Anything like that in terms of —
Mike McNamara — Flextronics — CEO
Nothing that we would share. We’re still working on it and it would be premature to even suggest anything at this point. But because we’re making a lot of progress, we should be able to give you a very, very good indication of all of the impacts by the time we get to our November 6, analyst meeting.
Kevin Kessel — Bear Stearns — Analyst
Okay. Then just a last question here is on Cisco, Cisco was the one you announced last year at your analyst day and it had begun to ramp up. Has there been any slowing at all in that relationship as a result of the pending deal?
Mike McNamara — Flextronics — CEO
In the Flextronics portion of the Cisco relationship?
Kevin Kessel — Bear Stearns — Analyst
Yes, right. Just your very specific portion of that relationship.
        .

Mike McNamara — Flextronics — CEO
Again, I actually don’t think there was any impact. There was a set of products that we were working on at Cisco before this was announced and there was a little bit of a road map for us to go after. That road map continues to be in place. We continue to grow the revenues with Cisco and I think everything’s on track per plan. Again, I think Cisco would view this as kind of a positive transaction and comfortable with maintaining the path that we were on.
Kevin Kessel — Bear Stearns — Analyst
Great. Thank you very much.
Mike McNamara — Flextronics — CEO
Yes.
Operator
Your next question comes from Steven Fox with Merrill Lynch. Your line is open.
Steven Fox — Merrill Lynch — Analyst
Hi, good afternoon. When you look at the $1.1 billion increase in sales year-over-year, can you go back and review the new program wins. How much was related to that and anything you can call out along those lines would be great.
Mike McNamara — Flextronics — CEO
Yes. It’s hard to — it’s really hard to get into very, very specific program wins that drive this, just because we are such a broadly diversified company and there’s so many different technologies. There’s new technologies we added since last year which include the machining and LCD displays and ODM products for servers and there’s — it’s just hard to pinpoint it in particular. The key thing is that we tried to work really hard at diversifying our business and building a very scalable operation that can grow across multiple market segments. If you look at the — if you remember the earlier comments, our consumer digital business grew like 21%, our infrastructure business grew 29, our mobile business grew 33, our industrial medical automotive grew 39. Every one of these are in the solid double-digits with the exception of the computing business. And on year-on-year, we actually do expect all of these segments to deliver a double-digit growth stream. So I think it’s really broadly diversified. It’s hard to identify it with just one customer, but as you know in the March quarter, we obviously made a lot of progress with Motorola because they became a 10% customer. We did a pretty sizable transaction with Kodak. As you know, we started ramping the Cisco business last year and the Sun business. Our biggest customer is Sony Ericsson. They’ve continued to perform very, very well in the marketplace. We did a pretty big deal with the old, with Verigy which does test systems for the semiconductor business. So those are kind of the key ones, but it’s pretty broadly diversified set of business, set of customers, and even across multiple production technologies.
Steven Fox — Merrill Lynch — Analyst
Okay. Then just one quick question on the Solectron deal. You sort of touched on a number of ways customer reaction being positive. I don’t know if there’s anything else you can share in terms of detail in terms of what you’ve told them or what they’ve found most exciting to transferring business to Flextronics, going forward?
Mike McNamara — Flextronics — CEO
Well, I think we kind of told them the same thing that we told you guys, although I think they have a pretty good idea of what’s at Solectron, what’s at Flextronics, most of them. I think what they look at is the broadest range of capability and the broadest geographic footprint of anything in the industry. As these big, multinational companies look for a solution to deliver to the world, whether it’s India or Brazil or Europe or

Americas or anywhere, it’s hard to find anybody who has the scale of services that we bring. And I think they look at that. I think they always view Flextronics being a little bit on the lower end with a lot of verticals and a lot of worldwide presence, but with Solectron, they are undoubtedly and haven’t been to a lot of their factories, they are undoubtedly the highest end EMS manufacturer in the world, today. I think you put all those together and leverage up the verticals that we have and it’s a very powerful story. At the same time, we built our company around market segments where we just love services the guy that’s $10 million and needs a local solution, whether it’s not United States or Europe or elsewhere. So we built — so I think that’s what they see and the same thing we’ve communicated to you guys.
Steven Fox - Merrill Lynch — Analyst
Great. Thank you very much.
Operator
Our next question comes from Tom Dinges with JPMorgan.
Tom Dinges - JPMorgan — Analyst
Hi. Good afternoon, guys. Maybe along those same lines in terms of what has changed from when you guys announced the deal that made you guys confident enough that you could pull forward the cost savings and just remind us again. I think you guys had said originally you guys expect to get 70% of the savings would probably come out of the SG&A and manufacturing and so forth and roughly about 30% of it would come from supplier savings. Has that ratio changed? Is that one of the reasons there? A little bit of help there would be great. And I have a quick follow-up for Tom.
Mike McNamara - Flextronics — CEO
I think the confidence comes as we got into the details of the capabilities, the confidence, and the status of Solectron — maybe status isn’t the right word, but the condition of the factories, the quality team that’s in place, how well implemented things like lean manufacturing and such were, those kind of activities were above expectations. The results of that, it gives us great confidence that the integration is going to go better and a validation that the services that we offer are truly in fact better and really do create value for the customer, which just means we have very, very — tremendous amount of confidence that the customer is going to stay with us. We think we’ve got a believable offering, and I think most customers have said that. And we just got into all the details. We feel that the places that we’ve identified where benefits occur are really out there. And we can know how to get to them. So we’ve validated the fact that we can get to these savings and we’ve become more and more comfortable with the $200 million.
Tom Dinges - JPMorgan — Analyst
Okay. Tom, just a quick one, tax rate, if I calculate it, it came in lighter than I think you were telling us to have for this quarter. What’s the expectation as you look out for the rest of the year?
Tom Smach - Flextronics — CFO
Right, Tom. So it is a little lower. The guidance is a 7% tax rate for the year and as we move through each and every quarter, some quarters might be a little less than 7%, some might be a little more, but I am comfortable that for the year we’re still talking somewhere around a 7% tax rate.
Tom Dinges - JPMorgan — Analyst
Okay. Thank you.

Tom Smach - Flextronics — CFO
Thank you.
Operator
Our next question comes from Jeff Walkenhorst with Banc of America Securities.
Jeff Walkenhorst - Banc of america Securities — Analyst
Thanks for taking my question. Looking at the segment revenue where the numbers came in, the infrastructure segment was much higher than we had anticipated. Was there something, was it new programs or was there a step up — obviously, seasonally a little bit stronger. Is there something — how would that look going forward? Or do we think it drops back down, or are there new programs that should support that?
Mike McNamara - Flextronics — CEO
So for the year, we expect that division to grow above 20% and it’s kind of a broad range of programs, but in particular, we view the structure segment — I don’t know if when you’re doing your comparisons — when we view the infrastructure, we view it all the way from the set-top box in the home all the way out to the wide area network. So we view that whole segment as — or that whole part of the product line as part of infrastructure. I don’t know how you’re used to looking at it, but we have a tremendous amount of growth in our set-top box in particular. And the infrastructure itself, what I would call the more core infrastructure kind of business, more traditional, is also growing. But a large part of that growth is coming out of set-top boxes, which is a product category we focused on very heavily last year and in fact brought on several new customers that grew very, very rapidly.
Jeff Walkenhorst - Banc of america Securities — Analyst
Right. Okay, that makes sense. Bring on the FFA. That’s good. Even the wireless a little bit stronger there. Second question is, I know you’ve hired a lot of folks in Taiwan from the ODM business. How is that unit shaping up for you in terms of utilization and pipeline for new product?
Mike McNamara - Flextronics — CEO
Yes, we continue to invest in that capability. This is another piece which we’re very, very proud of to be able to hold the earnings and the growth in the earnings and at the same time continue to make very, very aggressive investments in our view. Taiwan is one of those places that we’ve been investing a lot and it’s going extremely well. So we’ve worked hard to get the capabilities in the last year centered around a small acquisition we did. We’ve done a lot of organic growth around that acquisition in terms of capabilities and we’ve come out with some new products. Not really new products, but platforms, if you will, that demonstrate confidence and be able to work with the customers on and we’re getting very, very strong interest from our customers. I’d call that like extremely pleased with how that’s shaping up.
Jeff Walkenhorst - Banc of america Securities — Analyst
And you feel relatively good about being in your competitive positions relative to[ Shanghai] and the other out in that market?
Mike McNamara - Flextronics — CEO
We’re newer in it and we’re smaller in it, but what we’ve done with that is tried to find a place in the marketplace where we can compete and at the same time make some money. We didn’t just go out and say, we need computing, we said, where can we make money, how do we do it in the most cost effective way and we’re really pleased with those results. I would say we’re ready to take on Taiwan, but we’re very pleased that we’re going to go find niches to operate in that are going to be profitable that we then can exploit and grow. The computing market is a place where we’ve not participated very much on it and it’s an enormous market in the world and it’s a place where we’re trying to move a little bit more aggressively into.

Jeff Walkenhorst - Banc of america Securities — Analyst
Very good. Good luck, guys.
Mike McNamara - Flextronics — CEO
Thanks.
Operator
Your next question comes from Brian White with Jefferies and Company.
Brian White - Jefferies and Company — Analyst
Yes. Good afternoon. When we look at the mobile phone market, clearly, a bit of a disappointment. Is that really just driven by one customer, or was the market soft in general?
Mike McNamara - Flextronics — CEO
I think different customers or different OEMs have different (Inaudible) market share. I think you guys know a lot of what they are. Our mobile business grew 33% year-over-year. So we’re pretty happy with that and we’re still coming off a real strong year last year where we grew about 60%. So our FY07 or FY06 was off about 60%. This quarter, year-on-year, like I mentioned, 33. We’re pretty happy about the mobile phone market. We have some customers that have had some share losses and we’re certainly suffering with that, but even despite that, we’ve got a nicely diversified portfolio and despite some of the hiccups with some of our customers, we’re still growing 33%. So we’re not ( Inaudible )
Brian White - Jefferies and Company — Analyst
Okay. Just looking at sequentially. Do you think in the September quarter — what type of growth do you expect for the mobile phone market in the September quarter?
Mike McNamara - Flextronics — CEO
September quarter?
Brian White - Jefferies and Company — Analyst
Sequentially.
Mike McNamara - Flextronics — CEO
We’ll look that up. One other thing I might add about the mobile business is that we’ve continued to invest in our ODM business and that market continues to grow for us. We continue to have more and more program wins and we’re very, very pleased how that’s developing as well. Some hiccups with some of the customers — it will slow us down a little bit, but it’s more like slower growth as opposed to really taking us down. September quarter will be like mid-single digits for September growth rate.
Brian White - Jefferies and Company — Analyst
Okay, thank you.

Operator
Our next question comes from Bernie Mahon with Morgan Stanley.
Bernie Mahon - Morgan Stanley — Analyst
Hey, good evening. Tom, a question for you on the gross margins. I was a little surprised, I guess, that they fell 20 basis points sequentially despite the revenue growing 10%. Was there something in the mix shift to the infrastructure. Is that a lower gross margin business? I thought you made a lot of investments in the second half of last year and it was just a full cost absorption that you were going to be able to improve the gross margins over this year. Can you talk about what happened there?
Mike McNamara - Flextronics — CEO
Sure. So the June quarter is always a difficult sequential comp on gross margins because typically the March quarter is the highest gross margin quarter because of the product mix shift. In the March quarter, seasonally, consumer and mobile phones are down. As you saw this quarter, we had significant growth in both of the consumer and mobile business and therefore the product mix shift is going back to more higher volume, lower margin products. So I would say seasonally, Bernie, there’s nothing unusual about how our gross margin increased in March and then pulled back in the June quarter. That was very much in-line with expectations.
Bernie Mahon - Morgan Stanley — Analyst
Okay. So should we expect it to increase in the September quarter then, or would it stay more flattish?
Tom Smach - Flextronics — CFO
As Mike said, we think in the first half of this fiscal year, margins are going to be a little bit flat. There’ll be a little bit improvement in the September quarter and most of the improvement would be coming in the December and March quarters with regard to margins. I would expect flattish to a little bit of improvement in September.
Bernie Mahon - Morgan Stanley — Analyst
Okay, that’s great. Thanks.
Tom Smach - Flextronics — CFO
Thank you.
Operator
Our next question comes from Alex Blanton with Ingalls and Snyder. Your line is open.
Alex Blanton - Ingalls & Snyder — Analyst
Hi, good afternoon. You’ve done a good job about telling us about some of the surprises that you found at Solectron as you got into the integration and visited their plants and met the people and the customers. But my question relates to the — to what Solectron ought to be able to earn on its own. You’ve told us $200 million in synergies that you expect coming from the combination of the two companies and the combined resources of the two companies. But given what you’ve seen at Solectron now, were Solectron to stay as an independent company, what should the margins be? They’ve been in the range 5.1 to 5.5% recently, having come down from 6% — I’m talking gross margin now — at the beginning of calendar 2003 when Mike Cannon came in. So gross margins went down during his reign, but what should they be? Given the fact that they have this high end product line that they are very good at and they should be able to price because of the proprietary skills they have, as you said, and their product mix is actually richer than Jabils and Jabil up until the last year has been able to achieve 8% gross margins. So given what you’ve seen, what do you think they should do on their own? That’s not a theoretical question because after you two companies merge, they should be able to achieve that, I would think. In addition to or before synergies, before the kinds of savings that can be accomplished by combining the two companies. Now, did you follow that? It’s a long question, but I think it’s the most important question here.
Mike McNamara - Flextronics — CEO
Yes. One thing can I say is we never, ever modeled what Solectron can achieve on its own because it just didn’t matter to us. What really mattered to us is what we could achieve together.
Alex Blanton - Ingalls & Snyder — Analyst
That’s part of it, isn’t it, though, Mike. What they could achieve on their own and what you can achieve on top by combining the two companies. There’s two parts to there, isn’t there?
Mike McNamara - Flextronics — CEO
We went to the final step when we model it. We just went in and said if we were running this her’s the overhead structure that we would need, here’s the factories, here’show we would run it, here’s how we do the integration, here’s how we would get procurement levels and stuff like that. To get back to your question, though, while we haven’t modeled it and why they didn’t achieve those higher margins I guess we can of course ourselves those question, but I fundamentally believe that the margin structure of a company that does higher end products like solectron should be higher than a company like Flextronics, which has substantially more consumer production.
Alex Blanton - Ingalls & Snyder — Analyst
Yes.
Mike McNamara - Flextronics — CEO
So I think that’s what your premise is, and I agree with that. We didn’t model it individually. We’re actually — if we also think that’s a premise that should be achieved, you can imagine that we’re going after that. We would certainly hope to find that to be true. If it is, the way we’re running it, I would expect our profits to go up over time. I agree with you, without having modeled it, I fundamentally agree with your premise.
Alex Blanton - Ingalls & Snyder — Analyst
Yes. I have modeled it and it looks pretty good. The second question is the quarterly revenue by segment compared with last year and with March. I don’t know that you really explained some of these things. The computing business was down, although it was up from March, it was down year-over-year. That was one big change and then the infrastructure was up 35% from the June quarter — I mean, from the March quarter, even though the infrastructure ought to be relatively strong in that quarter. And it was up 42% year-over-year. So what occurred there? What are the new programs you’re ramping in that sector that are bringing that about?
Mike McNamara - Flextronics — CEO
The biggest thing is the set-top boxes. When we look at infrastructure, we think about the end to end. From the wide area network all the way from delivery to the home. That’s how we classify infrastructure and we run that as a business unit. We’ve had a tremendous amount of growth in that whole last mile; in the set-top box area, in the channel going into the home and we’ve had — and then we’ve had a more traditional, more modest growth, I would say, in kind of the pure infrastructure business. But we still had had growth. But the biggest thing that kicked the 42% more than anything else is the set-top boxes by business more than anything else. But pretty much everything was hitting on all cylinders. We’re getting some good market share gains in that segment, we’re pretty happy about it —

Alex Blanton - Ingalls & Snyder — Analyst
Who is that comes from, the market share? I mean, Solectron is large in that sector and so is Sanmina. Would you care to say where you’re getting the share?
Mike McNamara - Flextronics — CEO
Well, (Inaudible)we probably got some from Nortel. Certainly, Ericsson is a very, very big customer of ours. They’re doing extremely well in the marketplace and we’re gaining some share there. They’ve acquired some businesses that we’ve participated in as well. And those are probably the biggest in terms of the raw infrastructure, not accounting for the set-top box.
Alex Blanton - Ingalls & Snyder — Analyst
Set-top box, where are you getting that share?
Mike McNamara - Flextronics — CEO
Well, set-top box, as you know, we do Scientific Atlanta, we do Motorola, and we have actually several others. We participate in the top five or six set-top box guys we do work for, probably four of them, for a variety of reasons and it’s a business that went from virtually zero at the beginning of last year to what’s roughly a $1 billion business today. We’ve had a enormous amount of success in penetrating that marketplace. That’s on the heels of, we did a little acquisition to get a hold of some technology and we just focus on going after that business and did a real good job of going after it, and then leveraging up the verticals, as you can imagine.
Alex Blanton - Ingalls & Snyder — Analyst
Finally, can you touch on the computing being down 11%?
Mike McNamara - Flextronics — CEO
Yes, computing is the only thing that went down. Everything is pretty smoke and growth rates, we’d say. One of the things that we are — we had a little slowdown on is some of the Xbox that occurred during the quarter and some of you guys, I’m sure al of you have heard the announcements of the challenges that Microsoft had with their product. So we had a little bit of a slowdown in terms of the revenue in that period, which took us down kind of substantially. But again, alternatively going forward, it’s starting to ramp up very, very nicely again. They’ve fixed all their problems. It’s a great solution and in addition to the revenue increase that we’ll see on the seasonality, we’ll also see some benefit of the repair business. So all in all, that’s going to turn pretty substantially for us. I think year- on- year, you’re still going to see computing go up in the very, very healthy double-digits. Like you see on slide — I don’t know what slide that is. Slide 4. We would expect computing the end of the year in the same kind of format.
Alex Blanton - Ingalls & Snyder — Analyst
Thank you. Thank you very much.
Mike McNamara - Flextronics — CEO
We’ll take two more questions.

Operator
Thank you. Our next question comes from Long Jiang with UBS.
Long Jiang - UBS — Analyst
Yes, hi, good afternoon. My question, again, is related to profit margin. I think we haven’t talk about a component business profit margins for a while. Could you update us where you stand in terms of components profit margin relative to your expectation? And then a related question related for this quarter, I think somebody else asked this question before, but I just wanted to further clarify that. What’s impacting the gross margin performance this quarter given a pretty strong revenue sequential growth and apparently a better sales mix this quarter? Thanks.
Mike McNamara - Flextronics — CEO
So in the components business, I’m not sure which you’re looking at, but maybe I’ll address two particular businesses in that. One is the PCB business Mulltech, Mulltech continues to have pretty good growth rates, also into the double-digits, but the margins have tightened a little bit in the industry. We continue to have very, very good margins, but they’ve come down a little bit and that is a fact that we’re working through and we’ve had a lot of pricing in the underlying materials go up, but still very, very healthy margins in the double-digits. And the other piece of the components business are what we traditionally talk about components business and relative to expectations, FY06 we did zero profit, which probably know our target in FY07 was to do roughly the same in EMS margin. We ended up doing about 2% in FY07, instead of the 3% we anticipated, got off a little slower and we anticipated in FY ‘08 we got up to the 5 or 6% level. We are moving right along, we had a real good quarter this last quarter close to those numbers and so we should actually see this year kind of fill out at around 5 or 6% rate or so.
Long Jiang - UBS — Analyst
Related to gross margin? Sequential trend.
Mike McNamara - Flextronics — CEO
Forgot about that. So on gross margins, we still carry a very, very high level of what I would call volume consumer business. So we still have a tremendous amount of our consumer digital business, which we view as volume consumer business with a little bit higher inventory turns, runs about $4 billion — $4 billion run rate. Our cell phone business runs very, very high. Our cell phone business is running about a $6 billion run rate. So it still dwarves the Company in term of where our margins. Are it’s one of the reasons we’re looking forward to a company like Solectron, gives us a little bit more balance, because that product mix is going to be a little bit more beneficial to us, we think, as it relates to margin. But we’re still absorbing some learning curve. It’s hard to grow 27% across a broad portfolio of products and the complexity of the products that we do in the amount of different locations we do, it’s hard to grow 27% and not have an impact in some of the learning curve that we’re going to experience. And we continue to invest very, very heavily in our future and invest in new technologies and design resources and new product categories and we have not abated in any way those investments. Between all those, it keeps margins a little bit down. We’ll look for some margin improvement later in the year, as we discussed earlier.
Long Jiang - UBS — Analyst
Do you continue to stick to the 10% operating margin improvements year-over-year, for the whole year ‘08?
Mike McNamara - Flextronics — CEO
We won’t do the whole year-over-year. When the March quarter became real soft on us and June got a little soft. We said we’re going to have sax-month delay in achieving those numbers. I would call it, we still are working hard to get up to those numbers, but it’s very much asked by product mix, it’s very much affected by the start-up costs and such, but we do anticipate our margins going up at the back half of the year. I think there was like a six-month flip to that to that expectation just as a result of the — more the economic slowdown that we saw starting to happen in February and March than anything else.

Long Jiang - UBS — Analyst
Thanks, much.
Tom Smach - Flextronics — CFO
I just want to kind of reiterate something to keep in mind and keep in perspective. We grew revenues 27%, okay? We cannot continue to grow revenues at 27% a year. Once that growth rate, our longer-term revenue growth target is 10 to 15% growth with earnings growing 15 to 20%. So while we continue to grow revenues in excess of 20%, it’s going to be very difficult to improve margins. We will continue to grow earnings in excess of 20% at that level, but the margin improvement and leverage that everyone is looking for — I don’t want a positive turned into a negative. The positive is we’re growing revenues well in excess of 20% a year and we’re growing earnings well in excess of 20% a year, but when that revenue growth rate flattens out just a little bit, that is when that margin leverage will present itself. The good news is earnings and profits and revenues are growing in excess of 20% a year and we think we can continue to grow earnings in excess of 20% a year on a lower revenue growth rate. But with that we would like to take one more question and then we’ll end the call.
Operator
Thank you. Our last question comes from Yuri Krapivin with Lehman Brothers. Your line is open.
Yuri Krapivin - Lehman Brothers — Analyst
Yes, good afternoon. Mike, maybe you can just talk a little bit about the overall business environment. Commentary from various companies so far this earnings season is that some believe that trends remain subdued. Other companies actually seeing some pickup in end market demand and believe that the business momentum is improving. So how do you see maybe the second half of calendar ‘07 versus the first half of calendar ‘07 for you, just from the underlying market demand perspective?
Mike McNamara - Flextronics — CEO
Well, the first half we thought was pretty soft. We ended up getting a little bit soft in February and March and we saw maybe a little bit more stable trends April, May, June. So we feel that we’ve been very, very consistent over the last, say three months. That consistency is not built around really robust growth, it’s just like okay growth. In the second half, it’s always hard for us to sort through that because we get softer information in the July/ August time frame. Really when everybody get back in September is when really get a look at what the orders look like going into the December quarter. It’s really hard for to us predict going into the future. It feels like it’s a pretty stable, but kind of slow, if you will, type of economic environment and we don’t see any really robust pickup of any kind, but it’s been very, very stable for at least three months in my view, our view, but we have to wait until September before we get any kind of indication of really what the back half of the year looks like.
Yuri Krapivin - Lehman Brothers — Analyst
Okay, thank you. I noticed that you had currency exchange gain on the sale of some assets, basically offset by restructuring. Excluding the integration of Solectron, which might necessitates significant restructuring charges, is it your philosophy going forward to basically use any nonoperating gains for to offset restructuring charges?
Tom Smach - Flextronics — CFO
Yes, yes. We’ve actually articulated that strategy on more than one occasion, Yuri, so that’s absolutely right. From time to time, we’ll have to tweak our footprint. As Mike has said, we run a very large, complex multinational company here and from time to time we will have nonoperating gains and we’ll look to try to use those to pay for any nonoperating restructuring charges we may have. As you pointed out correctly, they were very minor in the quarter, about $10 million each. So very low level for our company. But that should be your expectation. From time to time, you’ll see some nonoperating gains and expenses and they’ll be enough to offset one another. Okay?

Mike McNamara - Flextronics — CEO
Okay. So with that we’ll end the call and thanks to everybody for attending.
Operator
This concludes today’s conference. You may disconnect at this time.

Update on Solectron Acquisition Expected close date accelerated to October Targeted savings expected to be realized 12-18 months post-close Customer feedback positive and enthusiastic FLEXTRONICS Design. Build. Ship. 13